PRESS RELEASE

Banro Announces Support for Recapitalization Plan

Toronto, Ontario, March 9, 2018 – Banro Corporation (“Banro” or the “Company”) and its Barbados-based subsidiaries (collectively, the “Companies” and together with the subsidiaries in the Democratic Republic of the Congo (the “DRC”), the “Banro Group”) are pleased to announce the approval of the Companies’ Amended Consolidated Plan of Compromise and Reorganization (the “Recapitalization Plan”) by the secured creditors (the “Affected Secured Creditors”) and the unsecured creditors (the “Affected Banro Unsecured Creditors”, and together with the Affected Secured Creditors, the “Affected Creditors”) affected by the previously announced comprehensive restructuring transaction (the “Restructuring Transaction”). The resolution (the “Plan Resolution”) approving the Recapitalization Plan pursuant to the Companies’ Creditors Arrangement Act (the “CCAA”) was approved by 96.154% of Affected Secured Creditors and 96.296% of Affected Banro Unsecured Creditors in number, who represent 91.112% and 91.114% respectively in value of the eligible voting claims who were present and voted in person or by proxy on the Plan Resolution at the Creditors’ Meetings, in accordance with the order granted by the Ontario Superior Court of Justice (Commercial List) (the “Court”) on February 1, 2018, authorizing meetings of creditors of the Companies for the purposes of voting on the Recapitalization Plan.

The approval by Affected Creditors of the Recapitalization Plan is a key step towards its implementation and the emergence of the Companies from protection under the CCAA. The Recapitalization Plan represents the best alternative for the long-term interests of the Banro Group which significantly reduces debt, improves liquidity, and allows the Banro Group to continue ongoing operations in the DRC.

The Companies will proceed to seek an order (the “Sanction Order”) from the Court sanctioning the Recapitalization Plan. The hearing for the Sanction Order was scheduled for March 16, 2018, but will be postponed to a date to be scheduled. Should the Sanction Order be granted, the intention is to proceed to implement the Recapitalization Plan by March 31, 2018, subject to satisfaction or waiver of the conditions precedent to implementation contained in the Recapitalization Plan.

A copy of the Recapitalization Plan and materials related thereto are available on the Monitor’s website at http://cfcanada.fticonsulting.com/banro/ and on SEDAR.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. Banro’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the CCAA proceedings, the restructuring process, the Company’s liquidity and ability to meet payment obligations and the timing of meeting such payment obligations, the Company’s intentions for the future of its business operations and long-term strategy, and the Company’s commitment to its employees and suppliers) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that the Company will be unable to implement the restructuring. In addition, actual results or events could differ materially from current expectations due to instability in the eastern DRC where the Company’s mines are located; political developments in the DRC; uncertainties relating to the availability and costs of financing or other appropriate strategic transactions; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; changes in capital markets; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. The forward-looking statements contained in this press release are expressly qualified by this cautionary note.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.